SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
852 2509 7886

BRUSSELS | HONG KONG | SHANGHAI
CHICAGO | LONDON | SINGAPORE
DALLAS | LOS ANGELES | TOKYO
FRANKFURT | NEW YORK | WASHINGTON, DC

FOUNDED 1866

Our Ref: 19160-10060

August 16, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006



Turnover
US$ million
1,200
1,000
800
600
400
200
0
847
1,111
31.26%
First half 2005
First half 2006



EBITDA
US$ million
180
160
140
120
100
80
60
40
20
0
138
172
24.65%
First half 2005
First half 2006

SUMMARY

In the second quarter of year 2006, the PRC's gross domestic products (GDP) increased by 11.3% when compared to the same period last year and 1.1 ppt. from 10.2% when compared to the first quarter of this year. The highest quarterly increase resulted over the past ten years. In the first half of year 2006, the PRC's consumer price index (CPI) increased by 1.3% when compared to the corresponding period last year. During the period, the Group's turnover increased 31.26% to US$1,111 million. Although the price of major raw materials for production remained at a high level, benefiting from the control on its overall operation, efficient product strategy and cost control, the Group's gross margin grew by 1.37 ppt. and EBITDA increased by 24.65% to US$172 million, when compared to the same period last year. As a result, profit attributable to equity holders of the Company increased by 18.09% to US$66.495 million.

Highlights of the Group's first half results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group reached to US$1,111 million, an increase by 31.26%;
- Gross margin of the Group was 32.93%, last year was 31.56%;
- EBITDA of the Group reached to US$171.712 million, last year was US$137.755 million, an increase by 24.65%;
- Profit attributable to equity holders of the Company amounted to US$66.495 million, increased by 18.09%, last year was US$56.310 million;
- Earnings per share amounted to US 1.19 cents, last year was US 1.01 cents;
- Turnover for instant noodles, beverage and bakery were US$474 million, US$552 million and US$45 million respectively, reflecting growth rates of 7.41%, 65.92% and 4.06% respectively.

2006 INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the unaudited comparative figures for the corresponding period in 2005. These unaudited interim financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
Six Months Ended 30 June 2006

		Six months ended 30 June	
		2006	**2005**
		(Unaudited)	**(Unaudited)**
	Note	*US$'000*	*US$'000*
Turnover	2	1,111,329	846,651
Cost of sales		(745,351)	(579,447)
Gross profit		365,978	267,204
Other net income		9,345	10,852
Distribution costs		(219,833)	(151,510)
Administrative expenses		(26,713)	(24,605)
Other operating expenses		(16,160)	(13,335)
Finance costs	3	(5,775)	(5,268)
Share of profit of associates		5,155	4,189
Profit before taxation	4	111,997	87,527
Taxation	5	(9,900)	(8,035)
Profit for the period		102,097	79,492
Attributable to			
Equity holders of the Company		66,495	56,310
Minority interest		35,602	23,182
Profit for the period		102,097	79,492
Earnings per share	6		
Basic		1.19 cents	1.01 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
At 30 June 2006

	Note	At 30 June 2006 (Unaudited) *US$'000*	At 31 December 2005 (Audited) *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,055,621	991,279
Intangible assets		14,253	15,303
Interest in associates		36,108	54,863
Premium for land lease		54,986	54,446
Available-for-sale financial assets		10,129	10,047
Deferred tax assets		5,379	5,379
		1,176,476	1,131,317
Current assets			
Financial assets at fair value through profit or loss		8,413	2,633
Inventories		104,343	101,566
Trade receivables	8	101,370	84,573
Prepayments and other receivables		120,743	72,484
Pledged bank deposits		8,442	4,041
Bank balances and cash		222,783	152,316
		566,094	417,613
Current liabilities			
Trade payables	9	282,917	206,007
Other payables		259,050	139,130
Current portion of interest-bearing borrowings		144,342	119,648
Advance payments from customers		17,092	16,612
Taxation		4,826	3,503
		708,227	484,900
Net current liabilities		(142,133)	(67,287)
Total assets less current liabilities		1,034,343	1,064,030
Non-current liabilities			
Long-term interest-bearing borrowings		44,290	32,880
Other non-current payables		10,209	8,168
Employee benefit obligations		6,169	5,793
Deferred tax liabilities		7,090	6,816
		67,758	53,657
NET ASSETS		966,585	1,010,373
CAPITAL AND RESERVES			
Issued capital		27,943	27,943
Reserves		788,317	714,381
Proposed special dividend		—	59,799
Proposed final dividend		—	69,859
Total capital and reserves attributable to equity holders of the Company		816,260	871,982
Minority interest		150,325	138,391
TOTAL EQUITY		966,585	1,010,373

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed interim financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies adopted in preparing the unaudited interim financial statements for the six months ended 30 June 2006 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

2. **Turnover and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is set out below:

	Turnover		**Segment result**	
	Six months ended 30 June		**Six months ended 30 June**	
	2006	**2005**	**2006**	**2005**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	473,624	440,933	29,125	38,836
Beverages	552,197	332,813	80,421	48,152
Bakery	44,551	42,813	(509)	573
Others	40,957	30,092	976	1,876
Total	1,111,329	846,651	110,013	89,437

3. **Finance costs**

	Six months ended 30 June	
	2006	**2005**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	5,775	5,268

4. Profit before taxation

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2006	**2005**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Depreciation	54,101	45,680
Amortisation:		
Premium for land lease	702	771
Intangible assets	1,186	—

5. Taxation

	Six months ended 30 June	
	2006	**2005**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	9,900	8,035

The Cayman Islands levy no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC, which are engaged in manufacture and sale of food products, are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per share

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the period of US$66.495 million (2005: US$56.310 million) and on the weighted average of 5,588,705,360 (2005: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company does not have any dilutive ordinary shares.

7. Dividend

The Board of Directors resolved that no dividend to be paid for the six months ended 30 June 2006 (2005: nil).

8. Trade receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 June	**At 31 December**
	2006	**2005**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	90,069	74,018
Over 90 days	11,301	10,555
	101,370	84,573

9. **Trade payables**

The ageing analysis of trade payables is as follows:

	At 30 June 2006 (Unaudited) *US$'000*	At 31 December 2005 (Audited) *US$'000*
0 - 90 days	257,675	188,994
Over 90 days	25,242	17,013
	282,917	206,007

MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the first half year of 2006 grew by 31.26% to US$1,111.329 million. This is driven by a 7.41% increase in instant noodle sales, 65.92% increase in beverage sales and 4.06% growth in bakery sales. Overall gross margin increased 1.37 ppt. to 32.93% when compared to 31.56% for the same period last year. Profit attributable to equity holders of the Company increased 18.09% to US$66.495 million, representing earnings per share of US1.19 cents.

Though the prices of raw materials still stood at high levels, the management team effectively controlled the cost through continued production improvements. Also through flexible marketing strategies, the Group maximizes the benefits of product mix. The Group's overall gross margin continued to increase due to the stable sales growth in high-end packet noodles and bowl noodles, and the increase in the sales portion of high margin beverage products to 49.69% of the Group's total sales.

Benefiting from the high growth of the PRC economy, the Group also faces fierce competition. The increase in distribution cost was mainly due to the increase in expenditure of strategic advertisements in the period as an effort to maintain the Group's leading position in the PRC. Distribution costs as a percentage of total sales amounted to 19.78%, up 1.88 ppt. compared to the same period in 2005. Profit before taxation grew by 27.96% to US$111.997 million.

Instant Noodles Business

In the first half year of 2006, turnover for the instant noodle business was US$473.624 million, increased by 7.41%, representing 42.62% of the Group's total turnover.

Our marketing strategy on instant noodles is classified into 2 categories – high/mid-end noodles and low-end noodles. High/mid-end noodles are promoted under the brand of Master Kong, and the goal is to maintain the Group's high market share in this category. The low-end noodles are distributed and promoted by the brand of Fu Man Duo, and its goal is to penetrate more into the current low-end noodle market.

The Master Kong brand uses Beef Noodles as its core product. With an eye on Chinese gourmet, local flavors are promoted. Within Master Kong's subbrands, "Mian-Ba La Mian" continues to be positioned as the expert's noodle. "Soup King" continues to develop the flavors of Southern China in building its leading position in soup noodles. "The Best of Asian Series" targets at the younger generation by creating fashionable young leaders. "Your Flavors Series" was re-launched with brand-new packaging and two new flavors, and continues to be positioned as the No.1 fried noodle through TV and internet advertisements. In low-end noodles, Super Fu Man Duo was also re-launched with a brand-new concept and packaging. The target segment is the younger generation and the price is positioned as RMB1. Additionally, Fu Man Duo has a new product named "Really Tasty" in an attempt to gain market share.

According to AC Nielson, for the month of June 2006, by sales value, the Group's share was 39.2% in the Chinese instant noodle market and remains in the No. 1 position. In high-end bag noodles and bowl noodles, Master Kong has a dominant share of 63.5% and 55.7% respectively.

In the first half of 2006, the gross margin of the instant noodles was 25.28%, up 1.79 ppt., mostly due to the increase in sales of the high margin bowl noodles and high-end packet noodles, as well as continued efficiency improvements. In the period, the prices of raw materials, flour, palm oil and plastic packaging material remained high. However, the gross margin still improved as a result of the cost control and the refining of the production process. Profit attributable to equity holders of the Company was US$ 25.723 million, down 21.66%. Profit declined mainly because of the launch of new products and strategic advertising and promotion which led to the increase in distribution costs.

Beverage Business

In the first half of 2006, turnover for the beverage business jumped by 65.92% to US$ 552.197 million, representing 49.69% of the Group's total turnover.

The 2nd quarter was a season with strong growth momentum for beverages in the PRC. The Group continued to promote tea drinks and positioned the Group as a tea expert in the market. In the 2nd quarter, Ice Shock Green Tea and Barley Tea were launched successfully. Through the strategies of extended flavor, product differentiation, and various promotional activities, these two products have been gaining market share. For Daily C diluted juice series during the quarter , the Group continued to stimulate sales and brand awareness on core products, such as Crystal Grape Juice, Pulp Grapefruit Juice, and also through large PET bottles. Regarding juice with the Master Kong brand, the Group increased market share through effective promotion in major rural areas, often through frequent TV advertisements in the China Central Television. For Mineralized Water, through outdoor and TV advertisements, increased brand penetration in urban area and major rural area and improved communication with consumers, the Group's market share and brand recognition has improved enormously.

According to AC Nielson, for the month of June 2006, Master Kong's market share in Ready-to-Drink Tea value was 48.6%, maintaining the No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice series gained the No. 3 position in the diluted juice market and 15.8% market share. The sales contribution from Mineralized Water was outstanding. It jumped to No.2 in market share with a share of 11.3%.

The gross margin of the beverages was 38.61%, slightly down 1.86 ppt. compared with the same period in 2005. The decrease in gross margin was mainly because the price of PET plastic resin remained at a high level; the price of sugar increased sharply, and there was multiple growth in the sales of Mineralized Water, a lower margin beverage relative to the Group's other beverage products. However, the profit attributable to equity holders of the Company surged by 82.15% to US$ 37.834 million.

Bakery Business

In the first half of 2006, turnover for the bakery business reached US$ 44.551 million, reflecting 4.06% growth compared with the same period last year and representing 4.01% of the Group's total turnover. The Group's growth rate has remained steady despite the limited bakery market growth in the PRC during this period. The Group's main strategy is to continuously build our brand image and diversify the Group's bakery products; and this has proven successful with significant sales growth in the Group's core products such as Sandwich Crackers, Muffins and Savory Taste Biscuits.

According to AC Nielson, for the month of June 2006, Master Kong's sandwich crackers achieved a market share of 23.1%, the No. 2 ranking in the PRC market.

As the prices of raw materials still stood at high levels and the benefits of efficiency improvement in production capacity associated with lauching the Group's new products had not been realised at the preliminary stage, the Group's gross margin dropped 0.59 ppt. to 36.70% compared with the first half of last year. Loss attributable to equity holders of the Company was US$0.370 million, when compared to profit attributable to equity holders of the Company of US$0.531 million for the same period last year. Except the slight drop in gross profit margin, additional advertising expenses, especially in improving the Group's direct sales channels in various major PRC cities also contributed substantially to the losses for the period.

New rice based products produced by the joint venture of Japanese Kameda Seika Co., Ltd and the Group, and Wuguzhenbao digestive biscuit, which meets the health trend in the market, were launched successfully in June 2006. The response from the consumers has been very positive. We believe these two products will bring in additional revenue and profit starting from the third quarter of 2006.

Refrigerated Products Business

Compared with the same period last year, sales for refrigerated products grew by 32.29% in the first half year of 2006. The Group's refrigerated products business successfully launched the product of cup coffee in the Eastern China region. At the same time, iced coffee drinks successfully built the brand image of "Outstanding Quality, High Taste and Fashion". In the second half of 2006, the group will continue to enhance the brand awareness and product competitiveness, and strengthen the Group's sales channels. The Group's focused product lines are still yogurt and 100% pure juice, with the potential star future products being Lactobacillus drink and coffee. Refrigerated Products Business is still not profitable at this stage while the Group is still at its preliminary stage of expanding into additional regions.

FINANCING

As of 30 June 2006, the Group's total liabilities amounted to US$776 million, and total assets amounted to US$ 1,743 million. The Group's total liabilities increased by US$237 million as compared to US$539 million as at 31 December 2005. The leverage ratio, calculated as total liabilities to total assets, increased by 9.76 ppt. to 44.53% as compared to 31 December 2005. The increase in debt ratio is mainly because of increase in other payables in June 2006 for capital expenditure and provision for final dividend payable for the year 2005.

The Group's long-term and short-term loans increased by US$ 36.104 million, as compared to 31 December 2005. The Group's total borrowings portions denominated in US dollars and Renminbi was 69.57% and 17.70% respectively. In addition, the Group's transactions are mainly denominated in Renminbi. Revaluation in Renminbi in terms of US dollars slightly increased by 0.89% brought an exchange gain of US$ 9.153 million during the first half year of 2006, represented by US$1.712 million and US$7.441 million of exchange gain included in the income statement and exchange translation reserve respectively. As of 30 June 2006, the Group had no contingent liability and cash on hand amounted to US$231 million.

Financial Ratio

	As at 30 June 2006	**As at 31 December 2005**
Finished goods turnover	10.21 Days	9.61 Days
Accounts receivable turnover	15.06 Days	15.43 Days
Current ratio	0.80 Times	0.86 Times
Debt ratio (Total liabilities to total assets)	44.53%	34.77%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	-0.05 Times	0.00 Times

HUMAN RESOURCES

During the first quarter, new factories for low-price instant noodle and bottle water have commenced production. As a result, the number of the Group's staff increased to 28,890 as at 30 June 2006 (31 December 2005: 25,273). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employees' contribution to the Group.

PROSPECTS

The continuous growth of the PRC economy and consumers' income in the second half of 2006 will benefit the development of instant food market and expand the market demand. The growth of the economy also attracts more international players to jump into the PRC market. As a result, the competition becomes more intense. In the third quarter, the price of the Group's core raw materials still stood at high level. Management believes that the Group has the ability to mitigate the pressure through cost control, and refining production process. Under the strategy of diversification of sales categories, for instant noodle business, the Group will continue to develop local taste to cater for its resident market and to be the leader in the market; for beverage business, the Group will maintain existing marketing policy to expand sales and market share; for bakery and refrigerated products, the Group will strengthen and continue to develop differentiated products, such as rice crackers, the healthy digestive crackers, coffee and yogurt drinks which were launched in the second quarter. The Group expects that these new products will expand the Group's overall sales and strengthen the Group's products leadership in the PRC market.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 June 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for the period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.masterkong.com.cn in due course.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 15 August 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*